OPERATING AGREEMENT

OF

VICTOR GEORGE SPIRITS, LLC
(a Florida limited liability company)



TABLE OF CONTENTS

EXHIBIT A DEFINITIONS
EXHIBIT B SPECIAL TAX PROVISIONS

VICTOR GEORGE SPIRITS, LLC OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this "<u>Agreement</u>") is made and entered into as of this 1st day of January 1, 2018, by and among (a) **VICTOR GEORGE SPIRITS, LLC**, a Florida limited liability company (the "<u>Company</u>"), (b) the holders of the Company's Class A Units (as hereinafter defined) listed on Schedule I attached hereto (each, a "<u>Class A Holder</u>" and collectively, the "<u>Class A Holders</u>"), and (c) the holders of the Company's Class A Preferred Units (as hereinafter defined) listed on Schedule I attached hereto (each a "<u>Class A Preferred Holder</u>" and collectively the "<u>Class A Preferred Holders</u>"). The Class A Holders, the Class A Preferred Holders and any person or entity that hereafter acquires any now outstanding or hereafter issued Units are collectively referred to as the "Members" and individually as a "Member". Capitalized terms used herein and not otherwise defined have the meanings set forth in <u>Exhibit A</u> attached hereto.

RECITALS

WHEREAS, Victor G. Harvey ("<u>Harvey</u>") formed the Company as a Florida limited liability company pursuant to the provisions of the Florida Limited Liability Company Act, Chapter 608, Florida Statutes, as then in effect (said statute having been later revised and recodified as the Florida Revised Limited Liability Company Act, Chapter 605, Florida Statutes, as the same may be further amended from time to time) (the "<u>Act</u>"); and

WHEREAS, Harvey ("<u>Harvey</u>") owns all the authorized Class A Units as of the execution of this Agreement; and

WHEREAS, the Company intends to issue its Class A Preferred Units to the Class A Preferred Holders pursuant to the terms and conditions of Membership Unit Subscription Agreements (each, a "<u>Class A Preferred Subscription Agreement</u>") and Joinder of Operating Agreement ("<u>Joinder Agreement</u>"); and

WHEREAS, as a condition to the closing under any Class A Preferred Subscription Agreement and the Joinder of Operating Agreement, the parties are required to enter into this Agreement to govern the affairs of the Company and the conduct of its business.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, the parties agree as follows:

ARTICLE I

NAME; FORMATION

1.1 <u>Formation; Term</u>. The Company was formed as a Florida limited liability company by the filing of Articles of Organization of the Company in the office of the Secretary of State of the State of Florida in accordance with the Act as then in effect. The Company shall continue until dissolved and terminated in accordance with this Agreement and the Act.

1.2 <u>Name</u>. The name of the Company shall be VICTOR GEORGE SPIRITS, LLC, or such other name as the Manager may from time to time hereafter designate.

1.3 Principal Office. The principal office of the Company, and such additional offices as the Manager may determine to establish, shall be located at such place or places inside or outside the State of Florida as the Manager may designate from time to time.

1.4 Registered Office. The registered office of the Company in the State of Florida is located at 1126 S Federal Hwy # 308, Fort Lauderdale, Florida 33316. The registered agent of the Company for service of process is Victor Harvey.

1.5 Purpose. The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Manager from time to time.   The initial purpose of the Company shall be to ,manufacture, distribute, and market distilled spirits and other beverages both alcoholic and non-alcoholic.

ARTICLE II

MEMBERS

2.1 Members.   The name and business, mailing or residence address of each Member of the Company, together with the number and class of Units and Percentage Interest of each Member of the Company, are as set forth on Schedule I attached hereto, as the same may be amended from time to time.

2.2 Authorized and Issued Units. The number of authorized Units initially shall be one hundred (100), consisting of ninety (90) Class A Units (the "Class A Units") and ten (10) Class A Preferred Units (the "Class A Preferred Units") and Class B Units to be determined (the "Class B Units"). Any Units repurchased by the Company shall be retained by the Company as non-voting treasury Units. Units may be issued as whole Units or fractional Units, with the minimum fractional Unit being equal to one ten thousandth (0.0001) of a Unit.

2.3   Unit Certificates.

(a) If a Member so requests, the Manager shall cause the Company to issue one or more certificates in the name of such Member evidencing the Units in the Company held by the Member (each, a "Unit Certificate"). Each such Unit Certificate shall be in the form approved by the Manager; provided, however, each such Unit Certificate shall specify the number and class of Units of the Company represented thereby and shall be signed by manual or facsimile signature of at least one officer.

(b) Upon a Member's transfer in accordance with the provisions of this Agreement of any or all of the Units represented by a Unit Certificate, the Company shall cancel the Unit Certificate representing the transferred Units and shall issue a new Unit Certificate to the transferee representing the Units transferred and, if applicable, cause to be issued to the transferring Member a new Unit Certificate for the Units that were represented by the canceled Unit Certificate and that were not transferred.

(c) Each Unit in the Company shall constitute a "security" within the meaning of Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Florida.

2.4   Legends on Unit Certificates.

(a)   All Unit Certificates shall bear a legend conspicuously in substantially the following form:

> ANY SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY AND SUBJECT TO THE TERMS AND PROVISIONS OF THE COMPANY'S OPERATING AGREEMENT, AS AMENDED OR RESTATED FROM TIME TO TIME.
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES OR BLUE SKY LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER APPLICABLE LAW OR (2) AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED.

(b)   Immediately after the execution of this Agreement, each Member shall deliver to the Company all Unit Certificates for any Units then owned by such Member, and the Company will endorse such Unit Certificate with the foregoing legend.

2.5 Other Activities of the Members. To the extent permitted by applicable law, except as may be otherwise agreed by the Person and the Company, each of the Managers and Members may engage in whatever activities they choose, whether the same are competitive with the Company or otherwise, without having or incurring any obligation to offer any interest in such activities to the Company or any Member and neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Manager or any Member from engaging in such activities, or require any Manager or any Member to permit the Company or any Member to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes and renounces any such right or claim of participation.

ARTICLE III

MANAGEMENT

3.1 Management of the Company. Except as otherwise provided herein or as required by applicable law, and subject to the delegation of rights and powers as provided for in this Agreement, (i) the management of the Company shall be vested in one Manager; (ii) this Company shall be a "manager managed company" within the meaning of the Act, including Section 605.0407 of the Act; (iii) the Manager shall have the sole right and authority to manage the business of the Company; and (iv) the Manager shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise.   In exercising their rights and performing their duties under this Agreement, the Manager shall have the fiduciary duties set forth in Section 605.04019 of the Act. No Member, by reason of his or its status as such, shall have any authority to act for or bind the Company but shall have only the right to vote on or approve the actions herein specified to be voted on or requiring Approval of the Members. The Manager shall not cause the Company to do any act which would make it impossible to carry on the ordinary business of the Company or which would be in contravention of this Agreement except with the unanimous Approval of the Members.

3.2   Manager.

(a) The initial Manager shall be Victor G. Harvey (the "Manager").

(b) The Manager shall serve until he dies, resigns or is removed. Vacancies of the Manager position, from whatever cause, shall be filled by Approval of the Members who are appointed and remain entitled to appoint any such Manager, if applicable; otherwise by the remaining Managers, or, if there be none, by the Members.

3.3   Management of Subsidiaries. The Manager shall designate one or more individuals to serve as the Company's representative(s) with respect to any Subsidiaries or other entities in which the Company holds ownership interests and with respect to which the Company is entitled to elect members of the board of directors or other representatives of such entity. Such individual(s) may be removed by the Manager at any time with or without cause. Subject to the direction of the Manager, such individual(s) shall have the authority to act on behalf of and represent the interests of the Company in connection with the Company's ownership interests.

3.4   Powers and Duties. The Manager shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise.

3.5   Officers.

(a) The officers of the Company shall act under the supervision and at the direction of and subject to any restrictions imposed by the Manager. The officers shall perform such functions as are generally associated with the offices held by such Persons or as may be determined by the Manager from time to time. Unless otherwise directed by the Manager, the President of the Company will be the Company's chief executive officer and chief operating officer and shall have the authority to manage the day-today operations of the Company.

(b) The Manager may appoint, employ or otherwise contract with such Persons for the transaction of the business of the Company or the performance of services for or on behalf of the Company as the Manager shall determine in his sole discretion. The Manager may delegate to any officer of the Company or to any such other Person such authority to act on behalf of the Company as the Manager may from time to time deem appropriate in his sole discretion.

(c) Officers of the Company shall be elected annually by the Manager of the Company and may also be removed by the Manager of the Company with or without cause.

Vacancies in any office because of death, resignation, removal or other cause shall be filled by the Manager.

(d) Except as modified in this Agreement, the officers of the Company shall have fiduciary duties identical to those of officers of a business corporation organized under the Florida Business Corporation Act.

(e) The initial officers of the Company and their titles shall be: Harvey – President, Secretary, and Treasurer. The President will be entitled to a salary and executive bonuses per the operating budget and approval of the Manager.

3.6 <u>Execution of Documents</u>. Except as otherwise provided by the Manager, when the taking of any action has been authorized by the Manager or the requisite Members, as the case may be, any Manager or officer of the Company or any other Person specifically authorized by the Manager may execute any contract or other agreement or document on behalf of the Company and may execute and file on behalf of the Company with the Secretary of State of the State of Florida one or more amendments to the Company's Articles of Organization, one or more Restated Articles of Organization and, upon the dissolution and completion of winding up of the Company, or as otherwise provided in the Act, Articles of Dissolution dissolving the Company. The Members authorize the Manager to execute and file on behalf of the Company with the Secretary of State of the State of Florida one or more amendments to the Company's Articles of Organization to effectuate any changes thereto required by this Agreement.

3.7 <u>Voting by Members and Managers; Actions Without Meeting; Class Voting</u>.

(a) For purposes of this Agreement, unless the context requires otherwise, the terms "approve", "authorize", "vote", "consent" and "ratify", or any variation thereof, shall include any form of approval, authorization, vote, consent or ratification by the Manager or Members, as applicable. Unless otherwise provided herein, Members who are entitled to vote shall have the right to vote their Units on actions to be taken and decisions to be made specified herein or in the Act as requiring the Approval of the Members.

(b) All actions to be taken and decisions to be made by the Members or the Manager shall be determined by the Approval of the Class A Holders. The Class A Preferred Holders and Class B Holders shall not be entitled to vote.

3.8 <u>Major Decisions</u>. Anything in this Agreement to the contrary notwithstanding, the Company shall not take any of the following actions or make any of the following decisions, without, in each case, having first obtained the approval of the Manager:

(a) Materially change the Company's purpose (including its initial purpose) as set forth in Section 1.5 hereof;

(b) Initiate voluntary bankruptcy proceedings as to the Company;

(c) Confess a judgment against the Company;

(d) Dissolve the Company;

(e) Agree to a Sale of the Company.

5

3.9 <u>Conflict of Interest Transactions.</u> No contract or other transaction between the Company and one or more of the Members, Manager or officers of the Company or any other Person in which one or more of the Members, Manager or officers of the Company are managers, managing members, directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such Members, Manager or officers are present at any meeting of the Members or Manager which authorizes, approves or ratifies such contract or transaction, or because their votes are counted for such purpose if: (a) the fact of such relationship or interest is disclosed or known to the Manager who authorize, approve, or ratify the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested Members, Manager or officers; (b) the fact of such relationship or interest is disclosed or known to the Members entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent, without counting the votes or consents of such interested Members, Manager or officers; and (c) the contract or transaction is fair and reasonable as to the Company at the time it is authorized by the Manager or the Members (d) all Managers and Members will be required to sign a non-disclosure agreement. References in this Section 3.9 to a contract or transaction with the Company shall be deemed to mean and include contracts and transactions with any Subsidiary of the Company.

3.10 <u>Exclusion of Votes</u>. For purposes of this Agreement, when the vote of a Person is excluded from the authorization or approval of an action or decision by the Manager or Members of the Company, or a vote upon such action or decision (in each case, whether excluded by reason of the specific terms of this Agreement or by reason of such Member not having voting rights) the Units of such Member (and his or its Related Parties) and the vote of such Manager and the designee(s) of such Member (or his or its Related Parties) on the Manager, as applicable, shall not be considered either in the numerator or the denominator for purposes of such authorization or approval.

ARTICLE IV

**CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS;
ADMINISTRATIVE MATTERS**

4.1 <u>Capital Contributions.</u>

(a) The Class A Holders who are original parties to this Agreement have made Capital Contributions to the Company and have the agreed Capital Account values set forth on Schedule I hereto opposite their respective names as of the date hereof or, if different, on the date indicated on such Schedule I. The Class A Preferred Holders or Class B Holders shall make all Capital Contributions required by the Class A Preferred or Class B Subscription Agreements and their Capital Accounts will be credited with the amounts of such Capital Contributions. Any Additional Member, upon admission as a Member, shall make such Capital Contributions to the Company as the Manager shall determine and as shall be agreed to by such Additional Member at the time of his or its admission.

(b) No Member shall be required to make an additional Capital Contribution to the Company.

(c) The provisions of this Agreement, including this Section 4.1, are intended solely to benefit the Members and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement) and no Member shall have any duty or obligation to any creditor of the Company to make any Capital Contribution to the Company.

4.2 <u>Capital Accounts</u>. A single, separate capital account ("<u>Capital Account</u>") shall be maintained for each Member in accordance with Section 704(b) of the Code, Section 1.704-1(b)(2)(iv) of the Regulations, and the following rules:

(a)   <u>Computation of Capital Account Balance</u>. The Capital Account of a Member shall consist of the amount of money and the fair market value of property and services (net of any liabilities secured by contributed property that the Company assumes or takes subject to) contributed by that Member of the Company (as determined by the Manager), increased by: (i) the amount of any additional money contributed by such Member to the Company, (ii) the fair market value (as determined by the Manager) of any additional property or services contributed by such Member to the Company, (iii) such Member's allocable share of Company income and gain, and (iv) the amount of any Company liabilities assumed by the Member or that are secured by any property of the Company distributed to that Member that such Member is considered to assume or take subject to under Section 752 of the Code; and decreased by: (v) the amount of money distributed to such Member, (vi) the fair market value (as determined by the Manager) of property distributed to such Member, (vii) such Member's allocable share of all items of Company loss or deduction, and (viii) the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by that Member to the Company that the Company is considered to assume or take subject to under Section 752 of the Code.

(b)   <u>Built-In Gain or Loss</u>. The Capital Account of a Member shall not be increased or decreased with regard to any built-in gain or loss allocated to the Member pursuant to Section B.5 of Exhibit B attached hereto.

(c)   <u>Interest</u>. Except as otherwise provided in Section 6.3, no interest shall be payable or paid on any present or future Capital Account balance.

(d)   <u>Conformance with Regulations</u>. The provisions of this Section 4.2 are intended to comply with Regulation Section 1.704-1(b) regarding the maintenance of the Capital Accounts of the Members and this Section 4.2 shall be interpreted and applied in a manner consistent with such Regulations.

4.3 <u>Substitute Members; Transfers of Units</u>. Any Member, including any Substitute Member, who shall receive Units (or whose Units shall be increased) by means of a Transfer to him or it of all or a part of the Units of another Member, shall have a Capital Account that reflects the Capital Account associated with the transferred Units (or the applicable percentage thereof in case of a transfer of a portion of the Units held by another Member); provided, however, that in connection with a Transfer of a portion of the Units held by another Member, the transferee and transferor may allocate the existing Capital Account of the transferor between them as they may agree at the time of transfer.

4.4 <u>Tax Matters Partner</u>.

(a)   <u>Appointment and Authority</u>. The Manager shall appoint a Member or other officer of the Company to be the "<u>Tax Matters Partner</u>" of the Company within the meaning of Section 6231(a)(7) of the Code. Except as specifically provided in the Code or the Regulations (or the laws of other relevant taxing jurisdictions) and subject to any directions of the Manager, the Tax Matters Partner shall have the exclusive power to act for or on behalf of the Company with regard to tax matters, including the authority to make (or decline to make) any available tax elections. The initial Tax Matters Partner shall be Harvey. The Manager by unanimous action may remove the Tax Matters Partner and appoint a new Tax Matters Partner at any time.

(b)   Partnership Classification for Tax Purposes. Except to the extent otherwise required by applicable law (disregarding for this purpose any requirement that can be avoided through the filing of an election or similar administrative procedure), the Tax Matters Partner shall cause the Company to take the position that the Company is a "partnership" for federal, state and local income tax purposes and shall cause to be filed with the appropriate tax authorities any elections or other documents necessary to give due legal effect to such position. A Member shall not file (and each Member hereby represents that it has not filed) any income tax election or other document that is inconsistent with the Company's position regarding its classification as a "partnership" for applicable federal, state and local income tax purposes.

(c)   Notice of Inconsistent Treatment of Company Item. No Member shall file a notice with the Internal Revenue Service under Section 6222(b) of the Code in connection with such Member's intention to treat an item on such Member's federal income tax return in a manner that is inconsistent with the treatment of such item on the Company's federal income tax return unless such Member has, not less than thirty (30) calendar days prior to the filing of such notice, provided the Tax Matters Partner with a copy of the notice and thereafter in a timely manner provides such other information related thereto as the Tax Matters Partner shall reasonably request.

(d)   Notice of Settlement Agreement. Any Member entering into a settlement agreement with the Department of the Treasury which concerns a Company item shall notify the Tax Matters Partner of such settlement agreement and its terms within sixty (60) calendar days from the date thereof.

4.5   Fiscal Year; Books and Records; Inspection. The fiscal year of the Company shall be a calendar year. The books and records of the Company shall be maintained in accordance with the cash or accrual method of accounting and Section 704(b) of the Code and the Regulations thereunder as determined by the Manager. The Company shall keep adequate books and records at its principal office, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Company. Such books and records shall be kept separate and apart from the books and records of any Member or any affiliate thereof.

4.6   Financial Statements. Within a reasonable period after the end of each Company fiscal year, each Member shall be furnished, upon written request to the Manager, with compiled financial statements compiled (as determined by the Manager) by Palermo, Landsman & Ross, P.A. or other accounting firm approved by the Manager containing a balance sheet as of the end of such fiscal year and statements of income, Member's equity and changes in financial position, and a cash flow statement for the year then ended.

4.7   Inspection. The Members and their duly authorized representatives shall have the right to examine and make copies of the Company's books, records and documents during normal business hours and upon reasonable advance notice, except to the extent that the examination of such books, records and documents is unreasonable or otherwise improper under the circumstances. Each Member shall bear all expenses incurred in connection with any examination made for such Member's account.

4.8 <u>Additional Funds</u>. In the event that at any time the Company requires funds for any purpose including, without limitation, funds required to timely pay any and all operating expenditures of the Company in excess of gross operating receipts, the Manager may (a) request the Members to make Capital Contributions to the Company in the amount of the required additional funds, on a pro-rata basis, based upon their respective Percentage Interests; (b) request the Members to make Member Loans to the Company in the amount of the required additional funds upon the terms and conditions set forth in Section 4.9 hereof; (c) borrow the required additional funds from third parties upon such terms and conditions as the Manager deems commercially reasonable; or (d) issue additional Units pursuant to Article 8 hereof. No Member shall be required to make any additional Capital Contributions to the Company or to make a Member Loan to the Company. In the event that the Members deliver the required additional funds to the Company on a pro-rata basis then, unless otherwise agreed by all of the Members in writing, such additional funds shall be deemed to be Capital Contributions to the Company, not Member Loans. Any Capital Contributions made by the Members under clause (a) of this Section 4.9 which do not involve the issuance of additional Units shall only result in an adjustment to the applicable Member's Capital Account in accordance with Section 4.2 hereof.

4.9 <u>Member Loans</u>. Member Loans shall neither increase the Percentage Interest nor increase the Capital Account of the Member(s) making such Member Loans. In the event the Manager requests the Members to make Member Loans, then each Member may, but shall not be obligated to, make a Member Loan to the Company in an amount equal to the amount of the required funds multiplied by such Member's Percentage Interest. In the event that any Member shall decline to lend his or its share of the requested funds, the lending Members' loan shall be subordinate to the Capital Contribution investment of the Class A Preferred Holders. Thereafter, Members may lend such amount (or portion thereof) as the non-lending Member may have not agreed to lend pro-rata in accordance with the respective Percentage Interests of the lending Members or in such individual proportions as such lending Members shall mutually agree. Member Loans shall be evidenced by a written promissory note by the Company and shall bear interest from time to time at a per annum rate equal to the prime rate of interest as published in the national edition of *The Wall Street* Journal, but not higher than the highest non-usurious rate of simple interest for commercial loans under applicable law. Payments of principal and interest on Member Loans shall be made from cash available for distribution pursuant to Article VI and shall be made prior to any other distribution pursuant to Article VI (other than return of the Class A Preferred Holders Capital Contribution investment, and Tax Distributions pursuant to Section 6.1. All Member Loans, both principal and interest, shall be fully due and payable upon the liquidation of the Company. No Member or Manager shall have any liability for the return of any Member Loan, which Member Loans shall be payable solely from the assets of the Company.

ARTICLE V

ALLOCATION OF PROFITS AND LOSSES

5.1 <u>Allocation of Profit or Loss</u>. Profits or Losses shall be allocated in a manner to cause the Members' ending Capital Accounts to equal the amount they would receive if the Company were to sell all of its assets for Book Value and liquidate pursuant to the distribution waterfall set forth in Article VI of this Agreement.

ARTICLE VI

DISTRIBUTIONS

6.1 <u>Tax Distributions.</u> If the Company earns Profits in any fiscal year, the Tax Matters Partner may declare and cause to be paid a distribution ("<u>Tax Distribution</u>") to each Class A Holder in an amount equal to the product of (a) the allocation of Profits to such Class A Holder pursuant to Section 5.1 multiplied by (b) the highest marginal federal and applicable state income tax rates for such year applicable to any Person (without regard to the actual marginal rate applicable to any Class A Holder). Tax Distributions may be paid with respect to a fiscal year within ninety (90) days after the end of such fiscal year or at such earlier times and in such amounts as determined by the Tax Matters Partner to be appropriate to enable the Class A Holders to pay estimated income tax liabilities. All Tax Distributions may be fully paid or declared with funds irrevocably set apart for payment before any Preferred Return Distributions or Other Distributions can be made.

6.2 <u>Preferred Return Distributions.</u> Subject to any restrictions under applicable law, before 100% of the initial capital investment of any Class A Preferred Holder has been returned, the Manager shall cause to be distributed to the Class A Preferred Holders 100% of all distributable income received by the Company in respect of its ownership interest in any other entity or business. Preferred Return Distributions shall be cumulative and shall continue until all Class A Preferred Holders have received a complete return of their Capital Contribution (less the aggregate amount of any Preferred Return Distributions previously made to such Members), at which time such distributions will cease.

6.3 <u>Other Distributions.</u> After distributions have been paid to the Class A Preferred Holders equal to or in excess of the Capital Contributions initially paid to the Company by the Class A Preferred Holders, subject to the foregoing provisions of this Article VI, the reasonably anticipated business needs and opportunities of the Company and any restrictions under applicable law, the Manager may declare and cause to be paid, at such intervals as the Manager shall determine from time to time, distributions ("<u>Other Distributions</u>") to the Members (whether holding Class A Units, Class B Units or Class A Preferred Units) pro rata in proportion to their respective portions of the Units then outstanding. Other Distributions may be paid in cash, in property, in Units or in rights to acquire Units.

6.4 <u>Distributions on Liquidation.</u> Notwithstanding anything to the contrary in this Article VI, if a sale, refinancing or other disposition is incident to or results in the liquidation of the Company, any Cash Flow realized therefrom shall be allocated and distributed in accordance with the terms of Section 13.2 hereof.

ARTICLE VII

TRANSFER OF UNITS

7.1 <u>Restriction on Transfer.</u> No Member shall Transfer all or any part of his or its Units, or suffer all or any part of his or its Units to be subject, directly or indirectly, to Involuntary Transfer, without the approval of the Manager, except for (a) Transfers made in compliance with Article IX or X, as applicable, (b) Permitted Transfers (as defined in Section 7.7) and (c) other Transfers expressly permitted by the terms of this Agreement. If a Member is a corporation, limited liability company, partnership or other entity, the Transfer of fifty percent (50%) or more of the voting or economic interests in the entity or any entity owning or controlling such entity shall be a "Transfer" for the purposes of this provision.

7.2 <u>Effect of Non-Complying Transfer.</u> In the event any purported or attempted Transfer of Units does not comply with the provisions of this Agreement, the purported or attempted Transfer of such Units shall be null and void and of no force or effect, and the purported transferee shall be deemed not to be a Member of the Company and shall not be entitled to registration of such Transfer on the books of the Company.

7.3 <u>Voting Rights of Assignees and Substitute Members</u>. Any assignee who shall receive Units by means of a Transfer to him or it of all or a part of the Units of another Member shall have no right to participate in management of the business and affairs of the Company, inspect the books of account of the Company, or exercise any other right of a Member unless and until admitted as a Substitute Member. An assignee that is approved as a Substitute Member by the Manager or otherwise pursuant to the provisions hereof and that has complied with the provisions of this Agreement shall be a Member for all purposes hereof and shall hold his or its Units subject to the terms of this Agreement.

7.4 <u>Requirements of All Transfers of Units.</u> In addition to any other requirements set forth in this Agreement, no Transfer of Units shall be valid unless the transferee has executed any and all agreements, documents and instruments, in form and substance reasonably satisfactory to the Company and its counsel, required to evidence (i) such transferee's ownership of such Units on the books and records of the Company and (ii) such transferee's acceptance and adoption of all of the terms and provisions of this Agreement. Further, the Company shall not be bound to acknowledge or recognize any Transfer of Units until the Company has been furnished with such reasonable written proof of the Transfer as it shall demand.

7.5 <u>Securities Laws.</u> Each Member acknowledges that his or its Units have not been registered under the Securities Act of 1933, as amended, or the securities or blue sky laws of any state or other jurisdiction (collectively, "<u>Securities Laws</u>") or any rules or regulations promulgated thereunder. Each Member represents and warrants that he or it acquired his or its Units without a view to the offer, offer for sale, or the sale in connection with the distribution of such Units and agrees that he or it will hold such Units indefinitely unless: (a) the Transfer thereof is registered under applicable Securities Laws; or (b) an exemption from such registration is available and, if required by the Company, an opinion of counsel, in form and substance satisfactory to the Company and its counsel, is obtained to that effect. The requirements of this Section are in addition to any other restrictions on the Transfer of Units set forth in this Agreement.

7.6 <u>Registration of Transfers</u>. The Manager shall amend <u>Schedule I</u> hereto from time to time to reflect transfers made in accordance with, and as permitted under, this Article VII.

7.7 <u>Permitted Transfers</u>. Provided that such Transfer was not an Involuntary Transfer, the provisions of Section 7.1 shall not apply to any of the following Transfers (each, a "<u>Permitted Transfer</u>") and any Permitted Transfer may be made without the consent of the Manager or the other Members and without the giving of a Notice of Right of First Refusal pursuant to Article IX hereof or compliance with the provisions of Section 10.2 hereof:

(a)   <u>Transfer to Related Party</u>. A Member may Transfer (including a Transfer by operation of law upon death) all or any part of his or its Units to one or more Related Parties. In case of any such transfer, the transferee shall have all of the rights of his or its transferor and shall be admitted to the Company as a Substitute Member. Notwithstanding anything to the contrary, an entity (other than a trust described in clause (i) of the definition of Related Party) which is a Related Party transferee may not subsequently Transfer all or any part of the Units acquired by it pursuant to this Section to another of his or its Related Parties unless such Related Party would also be a Related Party of the Member who was the original transferor pursuant to this Section.

(b)   Transfer to the Company or Another Member.   A Member may Transfer all or any part of his or its Units to the Company or another Member. In case of any such transfer to another Member, such other Member shall have all of the rights of his or its transferor.

Any transferee pursuant to a Permitted Transfer shall hold his or its Units subject to the terms of this Agreement. As a condition to any Permitted Transfer, the transferee shall comply with the provisions of Section 7.4 hereof.

ARTICLE VIII

ADDITIONAL UNITS AND MEMBERS

8.1 Additional Units and Members. Subject to Section 8.2, the Manager shall have the right to issue additional Units and/or admit Additional Members, upon such terms and conditions, at such time or times, and for such Capital Contributions as shall be determined by the Manager without requiring the Approval of the Members. In connection with any such admission or issuance, the Manager shall amend Schedule I hereof to reflect the name, address and Capital Contribution of the Additional Member (if applicable), the number and class of Units issued, and any changes in Percentage Interests. As a condition to the admission of an Additional Member as a Member, such Additional Member shall execute all documents, instruments and agreements in form and substance reasonably satisfactory to the Company and its counsel, required to evidence (i) such Additional Member's ownership of such Units on the books and records of the Company and (ii) such Additional Member's acceptance and adoption of all of the terms and provisions of this Agreement. Except as otherwise agreed between the Company and such Additional Member at the time of admission, an Additional Member who is admitted pursuant to and who has complied with the provisions hereof shall be a Member for all purposes hereof and shall hold his or its Units subject to the terms of this Agreement.

8.2   Limited Preemptive Rights.

(a)   Except for the issuance of Units (i) in consideration for the acquisition of another Person's business by the Company or any of its subsidiaries (whether by acquisition of stock or assets, or by merger, consolidation or other similar transaction), the acquisition of stock or assets of any Person or the formation of a joint venture, (ii) to the current or future officers, employees, managers, agents or advisors of the Company or any of its subsidiaries (or to any entity controlled by any of such Persons) in an amount not to exceed three percent (3%) of the total number of Units then outstanding or (iii) to any lender to the Company or any subsidiary of the Company in connection with the incurrence, renewal or maintenance of indebtedness or pursuant to the exercise of any warrant, option or other right to acquire Units, if the Company authorizes the issuance and sale of any Units (other than as a dividend on the outstanding Units), the Company shall first offer to sell to each Member a portion of such Units equal to the percentage thereof determined by dividing (1) the number of Units held by such Member immediately prior to the proposed issuance of such additional Units by (2) the aggregate number of Units outstanding at such time.

(b)   A Member may exercise preemptive rights hereunder with fifteen (15) days following the receipt of written notice from the Company describing in reasonable detail the purchase price, the payment terms for the Units, the period in which the preemptive right hereunder is to be exercised, and such Member's percentage allotment. If a Member exercises the preemptive right pursuant to this Section 8.2, such Member shall execute all documentation and take all actions as may be reasonably requested by the Company in connection therewith.

(c)   During the ninety (90) day period immediately following the expiration of the offering period described in clause (b) of this Section 8.2, the Company shall be entitled to sell, on terms and conditions no more favorable to the purchasers thereof than those offered to the Members, such Units which no Member has elected to purchase during such offering period; provided, however, that the Company shall first offer such unsold Units to the Members that exercised preemptive rights during the offering period, with each such Member being entitled to purchase a portion of such unsold Units equal to the percentage determined by dividing (1) the number of Units purchased by such Member pursuant to an election during the offering period by (2) the aggregate number of Units purchased by all Members pursuant to such offering period Any Units offered or sold by the Company following such ninety (90) day period shall be reoffered to the Members pursuant to the terms of this Section 8.2.

ARTICLE IX

RIGHT OF FIRST REFUSAL

9.1 <u>Right of First Refusal</u>. In the event that a Member desires to Transfer any of his or its Units pursuant to a Voluntary Transfer or any of a Member's Units are Transferred pursuant to an Involuntary Transfer (in each case, other than a Permitted Transfer or a sale by the Controlling Member(s) with respect to which the provisions of Article X apply), then such Member and/or the Person to whom such Member's Units are Transferred by Involuntary Transfer ("<u>Offeror</u>") shall prior to such Voluntary Transfer or immediately after such Involuntary Transfer give written notice of such Transfer ("<u>Notice of Right of First Refusal</u>") to the Company. The Notice of Right of First Refusal shall include the following:

(a)   In the case of a Voluntary Transfer, a true copy of a bona fide, duly executed written offer by the proposed transferee to purchase the Units of the Offeror;

(b)   The number of Units transferred pursuant to such Involuntary Transfer or to be transferred pursuant to such Voluntary Transfer (the "<u>Offered Units</u>"); and

(c)   An offer to sell all, but not less than all, of the Offered Units to the Company at a price (the "Offered Price") and on the payment terms (the "<u>Offered Terms</u>") provided in this Article.

9.2   <u>Purchase Price and Terms.</u> The Offered Price and Offered Terms shall be as follows:

(a)   In the case of a Voluntary Transfer, the Offered Terms shall be the same payment terms offered by the transferee for the Offered Units, and the Offered Price shall be the total cash price plus the fair market value of any non-cash consideration offered by the transferee for the Offered Units; or

(b)   In the case of an Involuntary Transfer, the Offered Terms shall be payment in cash at the closing pursuant to Section 9.5, and the Offered Price shall be the amount the Offeror would receive with respect to the Offered Units if the assets of the Company were sold for the "Determined Value" of the Company (determined in accordance with Article XI and calculated as of the date of the Involuntary Transfer) and the net proceeds were distributed in accordance with Section 6.4 hereof.

9.3 Exercise of Right of First Refusal. The Company shall have the option, exercisable within forty-five (45) days after the later to occur of (a) the date on which the Notice of Right of First Refusal was given or (b) the date on which the Determined Value is determined or agreed, to purchase all, but not less than all, of the Offered Units at the Offered Price and on the Offered Terms. The Company shall give notice of its election to accept or reject the offer contained in the Notice of Right of First Refusal in writing to the Offeror prior to 5:00 p.m. (Eastern Time) on the last day of such period. The approval of the Manager shall be required to exercise the foregoing option on behalf of the Company.

9.4 Failure to Exercise. In the event that the Company does not elect to accept the offer contained in the Notice of Right of First Refusal within the applicable period, then (a) in the case of a Voluntary Transfer, the Offeror may Transfer the Offered Units to the proposed transferee for the Offered Price and on the same terms set forth in the bona offer by the proposed transferee; provided, however, that the Offeror shall conclude such Transfer with sixty (60) days after the expiration of the option period under this Article IX or the Offered Units must again be offered to the Company pursuant to this Article; or (b) in the case of an Involuntary Transfer, the Offeror may retain the Offered Units. Any Person acquiring Units pursuant to a Voluntary Transfer or an Involuntary Transfer shall hold his or its Units subject to and shall be obligated to comply with the applicable provisions of Article VII hereof.

9.5 Closing. The closing of any purchase and sale to the Company pursuant to this Article IX shall be held on the thirtieth (30th) day after the expiration of the applicable period which in the offer contained in the Notice of Right of First Refusal was accepted or on the next business day if such date for closing falls on a non-business day; provided, however, that the parties to such purchase and sale may hold such closing on such other date as they shall mutually agree. Unless otherwise agreed by the parties to such purchase and sale, the closing shall be held at the then principal office of the Company at 10:00 a.m. (Eastern Time).

9.6 Deliveries. At the closing of any purchase and sale pursuant to this Article IX, each party transferring Units shall: (i) represent and warrant that he or it is the sole owner of the Units being sold, that such Units are held free and clear of any and all pledges, claims, liens and rights of others (other than the effect of this Agreement) and that he or it has the full power, right and authority to consummate the transaction; (ii) if requested by the Company, resign from all offices held; and (iii) deliver to the Company the Units so sold, together with all other documents and instruments necessary to transfer such Units.

ARTICLE X

DRAG ALONG AND TAG ALONG RIGHTS

10.1 Drag-Along Rights. If the Controlling Member(s) approve a Sale of the Company (an "Approved Sale"), each Member shall consent to and raise no objections to the Approved Sale, and if the Approved Sale is structured as a sale of Units, each Member shall, if requested by the Controlling Member(s), sell (or otherwise transfer) such Member's Units (or any portion thereof, if required), on terms and conditions approved by the Controlling Member(s), it being agreed and understood that such Member shall be obligated to transfer only the same proportion of his or its Units as the proportion of Units proposed to be transferred by the Controlling Member(s) in such Approved Sale. Each Member shall take all actions reasonably necessary or reasonably desirable (as determined by the Controlling Member(s)) in connection with the consummation of the Approved Sale. Without limiting the foregoing, if the Approved Sale is structured as a merger, consolidation or similar transaction, each Member shall vote in favor of such transaction and waive any dissenter's rights, appraisal rights or similar rights in connection with such merger or consolidation. The Company shall use its best efforts to notify each Member in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale (or Participation Sale, as described in Section 10.2); provided, however, that such Member agrees not to disclose, directly or indirectly (without the prior consent of the Company), to any other Person (other than to such Member's legal counsel or financial advisor in confidence, as otherwise necessary to protect such Member's rights under this Agreement or as otherwise required by law), any information related to such potential Sale of the Company.

10.2 <u>Tag-Along Rights.</u> If the Controlling Member(s) propose to sell such number of Units as will result in such Controlling Member(s) no longer owning a majority of the total Units outstanding (a "Participation Sale"), any other Member may elect to participate in the contemplated transaction by delivering written notice to the Company within ten (10) days following the receipt by such Member of notice of such transaction. Such Member shall be entitled to sell, at the same price and on the same terms as the Controlling Member(s), a number of Units equal to the product of (i) the quotient determined by dividing the number of Units owned by such Member by the aggregate number of Units outstanding at such time, and (ii) the number of Units proposed to be sold by the Controlling Member(s) in such transaction. Notwithstanding the foregoing, if the terms relating to any proposed sale of Units by the Controlling Member(s) require that all or some designated percentage of the Class A Units be sold to the purchaser, such Class A Units shall be excluded from the aggregate number of Units outstanding at such time and from the total number of Units to be sold by the Controlling Member(s).

10.3 <u>Consummation of Sale.</u> If a Member is required or elects to participate in an Approved Sale or a Participation Sale pursuant to Section 10.1 or 10.2, upon the consummation of the Approved Sale or the Participation Sale, as the case may be, all of the Members participating in the Approved Sale or the Participation Sale shall receive the same form and amount of consideration per Unit, or if any Members are given an option as to the form and amount of consideration to be received, all such holders shall be given the same option.

10.4 <u>Costs and Expenses.</u> Each Member participating in an Approved Sale or a Participation Sale pursuant to Section 10.1 or 10.2 shall bear such Member's pro rata share (based upon the number of Units sold by such Member out of the total number of Units sold in the transaction by all Members) of the costs of any sale of Units pursuant to an Approved Sale or a Participation Sale, to the extent such costs are not otherwise paid by the Company or the acquiring party; provided, however, that all sellers are treated on an equal basis. Costs incurred by a participating Member on such Member's own behalf shall not be considered costs of the transaction hereunder.

ARTICLE XI

DETERMINED VALUE

11.1   <u>Determined Value.</u>

(a)   Whenever this Agreement requires the "Determined Value" of the Company to be determined, said "Determined Value" shall be an amount agreed to by the purchasers (the "Purchasers") and the sellers (the "Sellers") of the applicable Units to be the fair market value of the Company.

(b)   In the event that the Purchasers and the Sellers cannot agree upon the Determined Value within thirty (30) days after written demand by the Purchasers to the Sellers or by the Sellers to the Purchasers, the Purchasers and Sellers shall each appoint a qualified independent business appraiser, which appraisers shall each establish, within forty-five (45) days after their respective appointments, the fair market value of the Company in accordance with recognized methods of business valuation and shall give prompt written notice thereof to the Purchasers and the Sellers. If the higher of the two appraised values ("Higher Appraisal") exceeds the lower of the two appraised values ("Lower Appraisal") by ten percent (10%) or less, the Determined Value shall be the average of the Higher Appraisal and the Lower Appraisal.

(c)   If the Higher Appraisal exceeds the Lower Appraisal by more than ten percent (10%), the two appraisers shall select a third qualified independent business appraiser ("Neutral Appraiser"), which Neutral Appraiser shall establish, within forty-five (45) days after its appointment, the fair market value ("Neutral Appraisal") for the Company in accordance with recognized methods of business valuation and shall give prompt notice thereof to the Purchasers and the Sellers. If the Neutral Appraisal is equal to or greater than the Higher Appraisal, the Determined Value shall be the Higher Appraisal, if the Neutral Appraisal is equal to or less than the Lower Appraisal, the Determined Value shall be the Lower Appraisal, and if the Neutral Appraisal is between the Higher Appraisal and the Lower Appraisal, the Determined Value shall be the Neutral Appraisal.

(d)   The parties to the purchase and sale shall each pay one half (½) of the cost of any appraisals pursuant to this Article XI unless otherwise agreed by the parties or unless the Company agrees to pay such costs.

ARTICLE XII

RETURN OF CAPITAL; WITHDRAWAL

12.1 Return of Capital. No Member or Manager shall have any liability for the return of any Member's Capital Contribution which Capital Contribution shall be payable solely from the assets of the Company at the absolute discretion of the Manager, subject to other provisions in this Agreement or the requirements of the Act.

12.2 No Voluntary Withdrawal. No Member shall have the right to withdraw from the Company except with the consent of the Manager (calculated without including the vote of the withdrawing Member or his designee) and upon such terms and conditions as may be specifically agreed upon by the Manager and the withdrawing Member.

12.3 Effect of Withdrawal. Upon the withdrawal of a Member, such Member shall immediately deliver to the Company all documentation and other property that belongs to the Company or which pertains to the business, financial affairs or customers of the Company.

ARTICLE XIII

DISSOLUTION

13.1 <u>Dissolution</u>. The Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following:

>> (a) the Approval of the Manager to dissolve the Company; or

>> (b) at any time there are no Members of the Company unless the business of the Company is continued in a manner permitted by Section 605.441 of the Act; or

>> (c) the entry of a decree of judicial dissolution under Section 605.0702of the Act;

or

>> (d) the occurrence of a Liquidation Event.

13.2 <u>Liquidation</u>. Upon the dissolution of the Company as herein provided, a full and general accounting shall be taken of the Company business and the affairs of the Company shall be wound up. Any Profits or Losses occurring since the previous accounting shall be divided and allocated among the Members in accordance with Article V hereof. The Manager shall wind up and liquidate the Company by selling the Company assets or distributing the Company assets to the Members in-kind after making adequate provision for the payment of all Company debts and liabilities, all expenses and fees incurred in connection with such liquidation. All distributions pursuant to the preceding sentence shall be made as follows:

>> (a) First, to the Class A Preferred Holders in payment of any accrued but unpaid Preferred Return Distributions; and

>> (b) Second, to pay all liabilities and obligations of the Company that are then due and payable, except for Capital Contributions and liabilities to the Members (including, without limitation, Member Loans); and

>> (c) Third, to establish any reserves that the Manager determines necessary for any unpaid, future or contingent liabilities or obligations of the Company; and

>> (d) Forth, to pay all liabilities of the Company to the Members including Member Loans, but excluding Capital Contributions; and

>> (e) Then, to the Members pro-rata in accordance with their respective Percentage Interests set forth in <u>Schedule I</u> attached hereto.

When the Manager fully winds up the Company affairs and liquidation is completed, the Manager shall prepare, execute and acknowledge, and the Company shall file Articles of Dissolution of the Company with the Secretary of State of the State of Florida in accordance with the Act.

13.3   <u>Compliance with Regulations</u>. In the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article XIII to the Members who have positive Capital Accounts in compliance with Regulations

Section 1.704-1(b)(2)(ii)(b). If any Member has a deficit balance in his or its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

13.4   Reserves. In the discretion of the Manager, a pro rata portion of the distributions of what otherwise remains to the Members pursuant to this Article XIII may be: (a) distributed to a trust established for the benefit of the Members for the purpose of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company, with the assets of any such trust to be distributed to the Members from time to time in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Members pursuant to this Agreement; or (b) withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amount shall be distributed to the Members as soon as practical.

13.5   Continuation of the Company.   The bankruptcy of a Member shall not cause the Member to cease to be a member of the Company or dissolution of the Company and, upon the occurrence of such an event, the business of the Company shall continue without dissolution.

ARTICLE XIV

LIMITATION ON LIABILITY

14.1 Limitation of Liability.   The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager.

ARTICLE XV

INDEMNIFICATION OF MEMBERS, MANAGERS,

OFFICERS, EMPLOYEES AND AGENTS

15.1 Indemnification. Each Person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding") by reason of the fact that he or she is or was a Member, Manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee"), whether the basis of such a Proceeding is alleged action in an official capacity as a Member, Manager, officer, employee or agent or in any other capacity while serving as a Member, Manager, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act (including indemnification for negligence or gross negligence but excluding indemnification (i) for acts or omissions involving actual fraud or willful misconduct or (ii) with respect to any transaction from which the Indemnitee derived improper personal benefit against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith.

15.2 <u>Costs; Advances</u>. The right to indemnification conferred in Section 15.1 of this Article XV shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition (hereinafter an "<u>Advancement of Expenses</u>"). The rights to indemnification and to the Advancement of Expenses conferred in Sections 15.1 and 15.2 of this Article XV shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a Member, Manager, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. The rights to indemnification and to the Advancement of Expenses conferred in this Article XV shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, agreement, vote of Manager, Members, or otherwise.

15.3 <u>Insurance</u>.   The Company may maintain insurance, at its expense, to protect itself and any Member, Manager, officer, employee or agent of the Company or another limited liability company, corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under the Act.

ARTICLE XVI

AMENDMENTS

16.1 <u>Amendments</u>.   This Agreement may be amended only with the consent of the Manager and the Approval of the Members. Notwithstanding the foregoing:

(a) The Manager by written consent may, at any time and from time to time, without the consent of any Member, enter into any amendment, modification, supplement or replacement to this Agreement in form reasonable satisfactory to the Manager to cure any ambiguity, correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision herein or therein; provided that any such action contemplated by this subsection shall not adversely affect the interests of the Members; and

(b) The Manager, without requiring the Approval of the Members, and subject to Section 3.8, may amend this Agreement in connection with the issuance of additional Units, including an increase in the total number of authorized Units and/or the designation of additional classes of Units and rights, privileges, preferences and limitations of additional classes of Units; and

(c) The Manager, without requiring the Approval of the Members, and subject to Section 3.8, may amend this Agreement to reflect the admission of Additional Members or Substitute Members who are admitted in accordance with the provisions hereof; and

(d) No amendment to any special right of the Class A Preferred Units may be amended without the Approval of the Class A Preferred Holders; and

(e) No amendment may be effected so as to increase the obligations, decrease the rights, or otherwise disproportionately or particularly effect in an adverse manner (an "Adverse Amendment") any Member or group of Members unless such Member or a majority of such group of Members shall have approved such amendment.

ARTICLE XVII

MISCELLANEOUS

17.1 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given three (3) business days after deposit in the mail, with postage-prepaid, or one (1) business day after being entrusted to a reputable commercial overnight delivery service, addressed to the party to which such notice is directed at his or its address set forth on Schedule I hereto, as the same may be changed from time to time, and also sent via Fax or email Any party may, by notice given hereunder, designate any different addresses to which subsequent notices and other communications shall be sent and Schedule I hereto shall be updated to reflect such change.

17.2 Entire Agreement. This Agreement represents the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings, representations (if any), and agreements (oral or written) made by and between such parties.

17.3 Further Assurances. The parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intention of this Agreement.

17.4 Binding Effect. All of the terms and provisions of this Agreement, whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns. Without limiting the generality of the foregoing, any rights given or duties imposed upon the estate of a deceased Member shall inure to the benefit of and be binding upon the fiduciary of such decedent's estate in his fiduciary capacity.

17.5 Severability. Every provision hereof is intended to be severable, and if any term or provision hereof is illegal or invalid for any reason whatsoever or would affect the partnership status of the Company for federal income tax purposes, such provision shall be invalid, but such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

17.6 Specific Performance; Injunction. The parties acknowledge that the Units cannot be readily purchased or sold in the open market, and, for that reason, among others, the parties will be irreparably damaged (and damages at law would be an inadequate remedy) if this Agreement is not specifically enforced. Therefore, in the event of a breach or threatened breach by any party of any provision of this Agreement, then the other parties shall be entitled, in addition to all other rights or remedies, to injunctions restraining such breach, without being required to show any actual damage or to post any bond or other security, and/or to a decree for specific performance of the provisions of this Agreement.

17.7 Remedies Cumulative. No remedy herein conferred upon any party is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

No single or partial exercise by any party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

17.8 <u>Legal Expenses</u>. If any legal action or other proceedings (including arbitration) is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the successful or prevailing party (if any) shall be entitled to recover reasonable attorney's fees, court costs and all expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to appeals), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

17.9 <u>Legal Representation; Waiver of Conflict</u>. Each Member hereby acknowledges and represents that: (a) he or it has been advised that a conflict of interest may exist between his or its interests and those of the Company and the other Members; (b) he or it has been advised that this Agreement may have tax consequences; (c) he or it has been advised to seek the advice of independent legal and tax counsel; (d) he or it has had the opportunity to seek the advice of independent legal and tax counsel; and (e) he or it has received no representations from the Company or its counsel concerning the tax consequences of this Agreement.

17.10 <u>Governing Law; Venue</u>. This Agreement shall be construed in accordance with the laws of the State of Florida without regard to principles of conflicts of laws and any proceeding arising between the parties in any manner pertaining or related to this Agreement, to the extent permitted by law, shall be held in a venue exclusively located in Broward County, Florida.

17.11 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.12 <u>Construction</u>. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

17.13 <u>Time</u>. Time is of the essence with respect to this Agreement.

17.14 <u>Incorporation</u>. Every exhibit, schedule and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

17.15 <u>Recording</u>. This Agreement shall not be recorded without the approval of the Manager.

IN WITNESS WHEREOF, the undersigned parties have duly executed this Agreement as of the day and year first above written.

COMPANY:

VICTOR GEORGE SPIRITS, LLC

Victor G. Harvey

By: _____
       Victor G. Harvey
Title: Manager

CLASS A HOLDERS:

Victor G. Harvey

_____
       Victor G. Harvey

SCHEDULE I

MEMBERS AND CAPITAL CONTRIBUTIONS

Name and Address	Agreed Capital Account Value	Number and Class of Units	Percentage Interest
<u>Class A Holders</u>: Harvey 1126 S Federal Hwy #308 Ft. Lauderdale, FL 33316	$100,000*	90 Class A Units	90%
<u>Class B Holders</u> TBD	TBD	3400 Class B Units	10%

* Class A Unit Holders have also made contributions in the form of the execution of a business deal that has resulted in this offering opportunity.

EXHIBIT A

DEFINITIONS

Definitions. When used in the Agreement (as hereinafter defined), the following terms not otherwise defined herein have the following meanings:

"Act" has the meaning set forth in the recitals to the Agreement.

"Additional Member" means a Person who is not then a Member and who is admitted as a Member by issuance of new and additional Units. Reference to "Additional Members" refers to all of the Additional Members.

"Adjusted Capital Account Deficit" is defined in Exhibit B hereto.

"Advance of Expenses" shall have the meaning as set forth in Section 15.2 hereof.

"Adverse Amendment" shall have the meaning as set forth in Section 16.1(e) hereof.

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control an entity if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means the Operating Agreement of the Company, together with the Exhibits and Schedules attached thereto, as amended, restated, supplemented or otherwise modified from time to time.

"Approval of the Class A Holders" means the affirmative approval, authorization, vote, consent or ratification of Class A Holders holding more than fifty percent (50%) of all Class A Units. Any Class A Units which are held by Persons who are not admitted as Members of the Company shall be excluded.

"Approval of the Class A Preferred Holders" means the affirmative approval, authorization, vote, consent or ratification of Class A Preferred Holders holding more than fifty percent (50%) of all Class A Preferred Units. Any Class A Preferred Units which are not entitled to vote or are otherwise held by Persons who are not admitted as Members of the Company shall be excluded.

"Approval of the Members" means the affirmative approval, authorization, vote, consent or ratification of Members holding Class A Units which represent more than fifty percent (50%) of all Class A Units. Any Class A Units which are not entitled to vote or are otherwise held by Persons who are not admitted as Members of the Company shall be excluded.

"Approved Sale" shall have the meaning as set forth in Section 10.1 hereof.

"Book Depreciation" means, with respect to any Company asset for each fiscal year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such fiscal year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its Fair Market Value as of the date of such distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective Fair Market Values, as reasonably determined by the Members, as of the following times:

(i) the acquisition of an additional Membership in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii) the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or part of such Member's Membership Interest in the Company; and

(iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d) provided, that adjustments pursuant to paragraphs (c)(i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely or disproportionately affect any Member;

(e) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (e) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment to this paragraph (e); and

(f)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (b) or (c) above, such Book Value shall thereafter be adjusted to reflect Book Depreciation taken into account with respect to such Company asset for purposes of computing Profits and Losses.

"Capital Account" has the meaning set forth in Article IV hereof.

"Capital Contribution" means, with respect to any Member, the amount of capital contributed by such Member to the Company in accordance with Article IV hereof.

"Cash Flow" means, for any period, the amount by which (a) the gross cash receipts of the Company and its subsidiaries from any source other than Capital Contributions for such period (including, but not limited to, proceeds of loans, distributions received by the Company in respect of any stock, membership interest, partnership interest or other equity interest owned by the Company or any of its subsidiaries in another entity, and proceeds from the sale, financing, refinancing or other disposition of all or any of the Company's assets) exceed (b) the sum of (i) aggregate cash disbursements for such period (including, but not limited to, administrative and operating costs and expenses of the Company and its subsidiaries, the Manager's Fee, capital expenditures and principal and interest paid on Company or subsidiary debt) and (ii) amounts set aside as Reserves.

"Class A Holder" shall have the meaning as set forth in the preamble to this Agreement.

"Class A Units" shall have the meaning as set forth in Section 2.2 hereof.

"Class A Preferred Holder" shall have the meaning as set forth in the preamble to this Agreement.

"Class A Preferred Subscription Agreement" is defined in the Recitals hereof.

"Class A Preferred Units" shall have the meaning as set forth in Section 2.2 hereof.

"CO" means any certificate of occupancy issued by a local government agency or building department confirming that a building complies with applicable building codes and other applicable laws and is suitable for occupancy or use.

"Company" shall have the meaning as set forth in the preamble to this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Controlling Member(s)" means those Members holding more than fifty percent (50%) of all Class A Units.

"Determined Value" shall have the meaning as set forth in Article XI hereof.

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined jointly by the Members.

"Indemnitee" shall have the meaning as set forth in Section 15.1 hereof.

"Higher Appraisal" shall have the meaning as set forth in Section 11.1(b) hereof.

"Independent Third Party" means any Person who, immediately prior to the contemplated transaction, does not directly or indirectly beneficially own in excess of five percent (5%) of the outstanding Units, who is not an Affiliate of any five percent (5%) owner of such Units and who is not a Related Party of any five percent (5%) owner.

"Involuntary Transfer" means any Transfer of Units (a) pursuant to a divorce or separation decree, property settlement or any other form of judicially approved marital arrangement; (b) in connection with the foreclosure or other exercise of remedies under a lien or security interest (other than a pledge of Units to other Member(s) entered into in connection with a purchase and sale pursuant to this Agreement); (c) pursuant to a judicial sale; (d) in connection with a bankruptcy or insolvency proceeding; or (e) otherwise by operation of law; provided, however, that a Transfer by operation of law upon death shall not be considered an Involuntary Transfer under Section 7.7 hereof if the transferee otherwise satisfies the requirements of a Permitted Transfer.

"Liquidation Event" means (i) a liquidation, dissolution or winding up of the Company, or (ii) a sale, conveyance or other disposition of all or substantially all of the assets or business of the Company, or (iii) a merger or consolidation of the Company with or into any other entity (other than a wholly-owned subsidiary of the Company), or (iv) a disposition (whether by the transfer of existing or issuance of new equity interests) of more than 50% of the voting power of the Company, in a single transaction or series of related transactions; provided, however, that none of the following shall be considered a Liquidation Event: (x) a merger effected exclusively for the purpose of changing the domicile of the Company, (y) an equity financing approved by the members of the Company in accordance with terms of this Agreement; or (z) a transaction in which the members of the Company immediately prior to the transaction own more than 50% of the voting power of the surviving entity following the transaction.

"Losses" means any loss of the Company for federal income tax purposes as of the close of the fiscal year of the Company.

"Lower Appraisal" shall have the meaning as set forth in Section 11.1(b) hereof.

"Manager(s)" means the Person(s) elected or appointed as Manger from time to time. "Manager" of the Company shall have the same meaning as described in Section 605.0102 of the Act.

"Member Loans" means any and all amounts transferred to the Company by a Member as a loan.

"Members" means the Members who are original signatories to this Agreement and all other Persons admitted to the Company as Additional Members or Substitute Members pursuant to this Agreement, so long as they remain Members. Reference to a "Member" means any one of the Members.

"Neutral Appraisal" shall have the meaning as set forth in Section 11.1(c) hereof.

"Neutral Appraiser" shall have the meaning as set forth in Section 11.1(c) hereof.

"Notice of Right of First Refusal" shall have the meaning as set forth in Section 9.1 hereof.

"Offeror" shall have the meaning as set forth in Section 9.1 hereof.

"Offered Units" shall have the meaning as set forth in Section 9.1 hereof.

"Offered Terms" shall have the meaning as set forth in Section 9.1 hereof.

"Percentage Interest" means with respect to any Member as of any date of determination, the Percentage Interests of such Member set forth opposite such Member's name on Schedule I attached hereto. A Member's Percentage Interest represents such Member's share of the profits and losses of the Company and the Member's right to receive distributions of the Company's assets. The Percentage Interest of a Member is subject to adjustment by the issuance of additional Units in the Company. Such Schedule I shall be amended from time to time in accordance with the provisions hereof. The combined Percentage Interest of all Members shall at all times equal one hundred percent (100%).

"Permitted Transfer" shall have the meaning as set forth in Section 7.7 hereof.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Profits" means the income of the Company for federal income tax purposes and income, if any, of the Company exempt for federal income tax purposes (including, without limitation, each item of Company income, gain, loss or deduction), all as determined as of the close of the fiscal year of the Company.

"Purchasers" shall have the meaning as set forth in Section 11.1(a) hereof.

"Regulations" means the United States Treasury Regulations promulgated under the Code, as amended from time to time. All references herein to specific sections of the Regulations shall be deemed to refer also to any corresponding provisions of succeeding Regulations

"Related Party" means, with respect to any specified Person, (i) such Person's spouse, children or their issue, any trust for the benefit of such specified Person and/or such specified Person's spouse, children or their issue or (ii) any entity which, directly or indirectly, controls, is controlled by or is under common control with such specified Person.. For purposes hereof, children and their issue shall include children and issue by birth or adoption. A Person shall be deemed to control an entity if he or it owns, directly or indirectly, more than fifty percent (50%) of the voting shares or similar rights of such entity or otherwise has the right to direct the management, policies and decisions of such entity.

"Reserves" shall mean such amounts as the Manager shall establish, from time to time, in its sole discretion, for capital expenditures, acquisition costs and expenses, or working capital requirements of the Company.

"Sale of the Company" means the sale (in a single transaction or in a series of related transactions) of the Company to any Independent Third Party or group of Independent Third Parties pursuant to which such party or parties acquire (a) a majority of the Units or (b) all or substantially all the assets of the Company (including, without limitation, pursuant to a merger or consolidation).

"Securities Laws" shall have the meaning as set forth in Section 7.5 hereof.

"Sellers" shall have the meaning as set forth in Section 11.1(a) hereof.

"Subsidiary" means any Person of which the Company owns securities having a majority of the voting power in electing the board of directors (or the equivalent) directly or through one or more Subsidiaries (or, in the case of a partnership, limited liability company or other similar entity, securities conveying, directly or indirectly, a majority of the economic interests in such partnership or other entity).

"Substitute Member" means a Person who is not then a Member, receives Units by way of Transfer from a Member and is admitted as a Member in accordance with the provisions hereof. Reference to "Substitute Members" refers to all of the Substitute Members.

"Tax Distribution" shall have the meaning as set forth in Section 6.2 hereof.

"Transfer" means, with respect to any Unit, the sale, assignment, conveyance, transfer, gift, bequest, devise, levy, execution, pledge, encumbrance, hypothecation or other disposition by a Person of all or any portion of his or its Units in any manner whatsoever, whether voluntarily or involuntarily.

"Units" means the number of Units in the Company held by each Member as set forth opposite such Member's name on Schedule I attached hereto, as such Schedule shall be amended from time to time in accordance with the provisions hereof. The number of Units held by a Member shall represent such Member's ownership interest in the Company (which shall be considered personal property for all purposes), consisting of (i) such Member's Percentage Interest in profits, losses, allocations and distributions, (ii) such Member's right to vote or grant or withhold consents with respect to Company matters as provided herein or in the Act and (iii) such Member's other rights and privileges as herein provided.

"Voluntary Transfer" shall mean any Transfer other than an Involuntary Transfer.

Rules of Construction. Words used herein, regardless of the number and gender used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires, and, as used herein, unless the context clearly requires otherwise, the words "hereof," "herein," and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provisions hereof.

EXHIBIT B

SPECIAL TAX PROVISIONS

Section B.1 – <u>Definitions</u>.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentence of Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5) or would be deemed obligated to restore if Member Loan Non-recourse Deductions were treated as Nonrecourse Deductions; and

(ii) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" set forth in Regulations Section 1.704-2(b)(2) and 1.704-2(d).

"Member Non-Recourse Debt" shall have the meaning ascribed to the term "Partner NonRecourse Debt" set forth in Regulation Section 1.704-2(b)(4).

"Member Non-Recourse Debt Minimum Gain" means an amount, with respect to each Member Non-Recourse Debt, equal to the Company Minimum Gain that would result if such Member Non-Recourse Debt were treated as Non-Recourse Liability, determined in accordance with Regulation 1.7042(i)(3).

"Member Non-Recourse Deductions" shall have the meaning ascribed to the term "Partner Non-Recourse Deductions" set forth in Regulation Sections 1.704-2(i)(1) and 1.704-1(i)(2).

"Non-Recourse Deductions" shall have the meaning set forth in Regulation Section 1.7042(b)(1). The amount of Non-Recourse Deductions for a Company fiscal year equals the net increase, if any, in the amount of Company Minimum Gain during that fiscal year, determined according to the provisions of Regulation Section 1.704-2(i)(2).

"Non-Recourse Liability" shall have the meaning set forth in Regulation 1.704-2(b)(3).

Section B.2 – <u>Special Allocations</u>. The following special allocations shall be made in the following order:

(a) <u>Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.7042(f) of the Regulations, notwithstanding any other provision of this Exhibit B, if there is a net decrease in

Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member and pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section B.2(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Exhibit B, if there is a net decrease in Member Non-Recourse Debt Minimum Gain attributable to a Member Non-Recourse Debt during any Company fiscal year, each Member who has a share of the Member Non-Recourse Debt Minimum Gain attributable to such Member Non-Recourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specifically allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Non-Recourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section B.2(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) <u>Qualified Income Offset</u>. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), Section 1.7041(b)(2)(ii)(d)(5), or Section 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section B.2(c) shall be made only if and to the extent that such Member would have Adjusted Capital Account Deficit after all other allocations provided for in this Exhibit B have been tentatively made as if this Section B.2(c) were not in the Agreement.

(d) <u>Gross Income Allocation</u>. In the event any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of the Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentence of Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section B.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit B have been made as if Section B.2(c) and this Section B.2(d) were not in this Exhibit B.

(e) <u>Non-Recourse Deductions</u>. Non-Recourse Deductions for any fiscal year shall be specially allocated based upon the relative Percentage Interest of each Member.

(f) <u>Member Non-Recourse Deductions</u>. Any Member Non-Recourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Non-Recourse Debt to which such Member Non-Recourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g) <u>Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Regulations Section 1.7041(b)(2)(iv)(m)(2) applies, or to the Member to who such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h) <u>Allocations Relating to Taxable Issuance of Company Interests</u>. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of additional Units to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

Section B.3 – <u>Curative Allocations</u>. The allocations set forth in the Agreement and in Section B.2 of this Exhibit B (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section B.3. Therefore, notwithstanding any other provision of this Exhibit B (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 5.1 and 5.2 of the Agreement and Section B.2(h) of this Exhibit B. In exercising their discretion under this Section B.3, the Manager shall take into account future Regulatory Allocations under Section B.2(a) and B.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section B.2(e) and B.2(f).

Section B.4 – <u>Other Allocation Rules</u>.

(a) For purposes of determining the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

(b) All allocations to the Members pursuant to this Exhibit B shall, except as otherwise provided in the Agreement, be divided among them in proportion to the relative Percentage Interest held by each.

(c) The Members are aware of the income tax consequences of the allocations made by Article V of the Agreement and this Exhibit B and hereby agree to be bound by the provisions thereof reporting their shares of Company income and loss for income tax purposes.

(d) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.7523(a)(3), the Members' interests in Company profits shall be equal to such Member's Percentage Interest.

(e) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor to treat distributions as having been made from the proceeds of a NonRecourse Liability or a Member Non-Recourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

Section B.5 - Tax Allocations: Code Section 704(c).

(a) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall solely for tax purposes, be allocated among the Members, so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the fair market value of such property (as determined by the Manager) on the date such property is contributed to the Company.

(b) In the event the fair market value of any asset contributed to the Company is so adjusted, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its fair market value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c) Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section B.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, a Member's Capital Account or share of profits, losses, other items, or distributions pursuant to any provisions of this Agreement.